Exhibit 22.1

List of the Issuer and its Guarantor Subsidiaries

As of July 15, 2023, the following subsidiaries of Advance Auto Parts, Inc. (the “Issuer”) guarantee the 5.90% senior unsecured notes due March 9, 2026 (the “2026 Notes”), 1.75% senior unsecured notes due October 1, 2027 (the “2027 Notes”), 5.95% senior unsecured notes due March 9, 2028 (the “2028 Notes”), the 3.90% senior unsecured notes due April 15, 2030 (the “2030 Notes”), 3.50% senior unsecured notes due March 15, 2032 (the “2032 Notes”) each issued by the Issuer:

Entity	Jurisdiction of Incorporation or Organization	2026 Notes	2027 Notes	2028 Notes	2030 Notes	2032 Notes
Advance Auto Parts, Inc.	Delaware	Issuer	Issuer	Issuer	Issuer	Issuer
Advance Stores Company, Incorporated	Virginia	Guarantor	Guarantor	Guarantor	Guarantor	Guarantor